Exhibit 99.17

CONSENT OF EXPERT
March 29, 2019
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Paul Skayman, do hereby consent to the filing of:

1.
the written disclosure regarding the technical reports entitled “Technical Report Skouries Project Greece”, effective January 1, 2018 and the “Technical Report, Kişladağ Milling Project, Turkey” effective March 16, 2018, in the Annual Information Form (the “AIF”) of Eldorado Gold Corporation (the “Company”) being filed with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 (the “Form 40-F”);

2.
except as otherwise noted in the AIF, the scientific or technical information contained in the AIF for all the properties described in the AIF and the technical data disclosed in the AIF relating to Kişladağ, Efemçukuru, Olympias, Skouries and Lamaque; and

3.
except as otherwise noted, all scientific and technical information contained in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2018 (the “MD&A”), and the use of my name in the AIF and in the Form 40-F and any amendments thereto, and the Company’s MD&A, and any amendments thereto, and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF, MD&A and Form 40-F.

By:	/s/Paul Skayman
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Chief Operating Officer